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                                                                   EXHIBIT 99(c)


                 NOTICE TO STOCKHOLDERS OF LESS THAN 400 SHARES



      o As a stockholder holding less than 400 shares, you will be AUTOMATICALLY enrolled in the Dividend Reinvestment Plan.

      o If you do not wish to be enrolled in the Dividend Reinvestment Plan, you must contact the administrator no later than June 1, 2003 to "opt out" - please see Question 28 in the Dividend Reinvestment and Stock Purchase Plan.

      o If you "opt out" of the Dividend Reinvestment Plan, you will receive payment of your cash dividends in the manner you instruct the administrator.

      o PLEASE NOTE: If you are currently holding less than 400 shares and are participating in direct deposit of dividends, THE AUTOMATIC DIVIDEND REINVESTMENT FEATURE WILL OVERRIDE YOUR DIRECT DEPOSIT ELECTION UNLESS YOU "OPT OUT".